MERISTAR HOSPITALITY CORPORATION	Exhibit 12

Statement Regarding Computation of Ratios

	2005	2004	2003	2002	2001
Income from continuing operations before minority interests, income tax expense (benefit), and (loss) gain on sale of assets (1)	$(179,114)	$(74,135)	$(126,017)	$(83,718)	$(34,706)

Fixed charges:
Interest expense, net	119,580	126,927	140,623	136,379	122,237
Interest capitalized	13,017	5,605	3,062	3,993	6,098
Amortization of debt expense	6,527	5,480	5,409	7,673	4,651
Preferred distributions to minority interests	—	141	556	554	554

Total fixed charges	$139,124	$138,153	$149,650	$148,599	$133,540

Income from continuing operations before minority interest, income tax expense (benefit), (loss) gain on sale of assets and fixed charges (excluding capitalized interest and preferred distributions to minority interests)	$(53,007)	$58,272	$20,015	$60,334	$92,182

Divided by fixed charges	$139,124	$138,153	$149,650	$148,599	$133,540

Ratio of earnings to fixed charges	N.M.	0.42	0.13	0.41	0.69

Deficiency	$192,131	$79,881	$129,635	$88,265	$41,358

(1)	This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.

N.M.—	Not meaningful